June 8, 2023

BY EDGAR

Ms. Cara Wirth
Ms. Jennifer López Molina

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1
Filed February 3, 2023
File No. 333-269576

Dear Ms. Wirth and Ms. López Molina:

This letter is submitted on behalf of Greenlane Holdings, Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 21, 2023 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, filed on February 3, 2023 (the “Form S-1”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with a response immediately following the comment. The below response is also reflected, to the extent applicable, in the Company’s amendment to the Form S-1 (the “Amendment”), to be filed on or about June 8, 2023.

1.	We note that you incorporate by reference to various filings. However, it appears that you are not eligible to incorporate by reference under General Instruction VII.C. of Form S-1, as you do not have a Form 10-K on file for your most recently completed fiscal year. Additionally, we note that you are required to provide certain updated information as of the most recently completed year pursuant to Items 402, 403, and 404 of Regulation S-K. Please revise your registration statement to include the above referenced information, as applicable.

Response to Comment

The Company respectfully advises the Staff that it meets the eligibility requirements set forth in General Instruction VII.C. of Form S-1 to incorporate by reference as a result of the Company having filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 with the Commission on March 31, 2023. Additionally, the Company provided the information required pursuant to Items 402, 403 and 404 of Regulation S-K for the most recently completed year in its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 27, 2023, which filing is incorporated by reference into the Amendment. Therefore, the Company is eligible to incorporate by reference into the Amendment and has incorporated by reference the information required by Items 402, 403 and 404 of Regulation S-K into the Amendment.

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1095 BROKEN SOUND PKWY NW, SUITE 100, BOCA RATON, FL 33487       GNLN.COM

Ms. Cara Wirth
Ms. Jennifer López Molina

Division of Corporation Finance

June 8, 2023

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (949) 500-4033.

Sincerely,

/s/ Lana Reeve
Lana Reeve
Chief Financial and Legal Officer

cc:	Craig Snyder
Greenlane Holdings, Inc.
Justin Salon
Morrison & Foerster LLP
John Hensley
Morrison & Foerster LLP

1095 BROKEN SOUND PKWY NW, SUITE 100, BOCA RATON, FL 33487       GNLN.COM